FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                              Contact: Dan Suesskind
                                                Chief Financial Officer
                                                Teva Pharmaceutical Industries Ltd.
                                                (011) 972-2-589-2840
                                                George Barrett
                                                President and CEO
                                                Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                                Investor Relations
                                                Teva Pharmaceutical Industries Ltd.
                                                (011) 972-3-926-7554

TEVA RECEIVES FAVORABLE COURT RULING ON GENERIC PRAVACHOL® EXCLUSIVITY

Jerusalem, Israel, October 21, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of Columbia has granted the Company's request to enjoin the U.S. Food and Drug Administration from approving subsequent ANDAs for generic Pravastatin Sodium Tablets 10 mg., 20 mg., and 40 mg., until the expiration of Teva's 180-day exclusivity.

Israel Makov, Teva's President and Chief Executive Officer, commented: "We are very pleased with today's court ruling which properly clarifies key exclusivity provisions of the Hatch-Waxman Act, in a manner which maintains the incentives to bring generic products to market. We plan to launch this important product in April 2006 upon the expiration of patent protection."

Pravastatin Sodium Tablets are the AB-rated generic equivalent of Bristol-Myers Squibb's Pravachol® Tablets, and are indicated for the treatment of hyperlipidemia and the primary prevention of coronary events. The 10 mg., 20 mg., and 40 mg strengths have combined annual U.S. branded sales of approximately $1.6 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.　　　　　Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By:　　 /s/ Dan Suesskind
　　　　　Name: Dan Suesskind
　　　　　Title: Chief Financial Officer

Date: October 21, 2005